# Grove Point Investments, LLC

## Statement of Financial Condition

## December 31, 2021

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-31165 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GROVE POINT INVESTMENTS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2440 RESEARCH BLVD, SUITE 500
(No. and Street)

| ROCKVILLE | MD | 20850 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| JASON ALBINO | 301-944-5900 | JALBINO@GROVEPOINTFINANCIAL.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG, LLP
(Name – if individual, state last, first, and middle name)

| 2323 VICTORY AVENUE, UNIT 2000 | DALLAS | TX | 75219 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, MICHELLE BARRY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GROVE POINT INVESTMENTS, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michelle A Barry

Title:
PRESIDENT

Amee J. Fansler
Notary Public

AMEE J. FANSLER
My Commission Expires
NOTARY PUBLIC
10-09-2025
MONTGOMERY COUNTY, MD

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Grove Point Investments, LLC
## Table of Contents
## December 31, 2021

Ernst & Young LLP
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
ey.com

Building a better working world

# Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of Kingfisher Holding GP, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Grove Point Investments, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2018.

February 24, 2022

# Grove Point Investments, LLC
## Statement of Financial Condition
## December 31, 2021

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 14,029,853 |
| Receivable from broker dealers and clearing firm | | 5,110,618 |
| Accounts receivable from noncustomers, net | | 536,857 |
| Receivable from affiliates | | 486,320 |
| Notes receivable, net | | 674,456 |
| Property and equipment, net | | 3,312,597 |
| Operating lease assets, net | | 2,593,261 |
| Other assets | | 1,465,390 |
| **Total assets** | **$** | **28,209,352** |
| **Liabilities** | | |
| Payable for commissions and fees | $ | 4,114,475 |
| Accounts payable and other accrued liabilities | | 1,942,683 |
| Operating lease liabilities | | 4,707,033 |
| Payable to affiliates | | 571,022 |
| **Total liabilities** | | **11,335,212** |
| **Member's Equity** | | |
| Membership interest | | 8 |
| Additional paid-in capital | | 20,174,462 |
| Retained deficit | | (3,300,330) |
| **Total member's equity** | | **16,874,140** |
| **Total liabilities and member's equity** | **$** | **28,209,352** |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Grove Point Investments, LLC ("Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a dually registered member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company provides retail securities brokerage services through a nationwide network of registered representatives. Prior to March 31, 2021, the Company was known as H.Beck, Inc. and, in addition to a broker-dealer, was an investment adviser registered with the SEC.

Effective April 1, 2021, H. Beck, Inc. was restructured into Grove Point Financial, LLC (the "Parent"), with wholly owned subsidiaries known as Grove Point Investments, LLC and Grove Point Advisors, LLC (the "RIA"). The broker dealer activities continued under the Company, and the advisor business continued under the RIA. Grove Point Financial, LLC is a wholly owned subsidiary of Kestra Financial, Inc ("KFI"). Kestra Financial, Inc is a wholly owned subsidiary of Kingfisher Holding, LP. Kingfisher Holding, LP is managed by Kingfisher Holding GP, LLC, which is owned by funds affiliated with and controlled by Warburg Pincus, LLC.

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners.

## 2. Significant Accounting Policies

***General***
The statement of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

***Estimates***
The preparation of the Company's statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statement. Estimates are used in determining such amounts as valuation of litigation, contingency and deferred tax positions, and accruals of certain revenue receivables and expense liabilities. Actual results may differ from those estimates.

***Securities transactions***
Customer accounts are held by the clearing broker or other unaffiliated financial institutions. Commission income and expenses related to customers' securities transactions are reported on a trade date basis.

***Income taxes***
The accounts of the Company are included in the consolidated federal income tax return filed by Parent's top tier holding company KFI.

In connection with the Company's reorganization event previously discussed, effective April 1, 2021, the Company changed its legal structure to a Limited Liability Company (LLC) and will be treated as a disregarded entity for income tax purposes.

***Cash and cash equivalents***
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

***Fair value measurements***
Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;
>
> Level 2 - Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not as active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and
>
> Level 3 - Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The carrying amounts of the Company's financial assets and liabilities are deemed to be Level 1 within the fair value hierarchy.

***Notes receivable***

The Company makes loans to financial advisors backed by promissory notes from the advisors. These loans help the Company recruit and transition new financial advisors and assist the Company in retaining the business of existing financial advisors. In some cases, principal and interest under the notes are paid to the Company by the applicable financial advisor over the term of the loan. In other cases, the loans are forgivable. In these cases, payments of principal and interest are waived by the Company over the term of the loan based, typically, on the financial advisor achieving defined production thresholds. The Company generally has discretion to classify amounts waived, cancelled, or forgiven under any promissory note in any manner the Company chooses, including but not limited to, treating amounts as compensation or imputed taxable income to the advisors. The Company includes any such waived amounts in Commission expense on the Statement of Income. Credit risk for loans is tied primarily to the ability of financial advisors to meet production thresholds under their notes and the ability of the Company to collect amounts owed upon default, if any. The Company mitigates credit risk by securing a pledge and assignment of, and offset right to, any compensation payable by the Company or its affiliate to the borrower. Interest rates on the loans may vary on a case-by-case basis but are not set below the Applicable Federal Rate at the time of issuance. The net receivable for the loans of $674,456 are reported as Notes receivable on the Statement of Financial Condition.

***Property, equipment, and depreciation***

Property and equipment include furniture, equipment, computers, purchased software, internally developed software, and leasehold improvements that are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the terms of the lease.

***Recent adopted accounting pronouncement***

Effective January 1, 2021, the Company adopted ASU 2019-12 "Income Taxes" to simplify the accounting for income taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance.

## 3. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $110,010 of funds on deposit with the clearing broker and a clearing organization.

## 4. Income Taxes

Upon the Company's adoption of ASU 2019-12 and subsequent reorganization to an LLC on March 31, 2021, the Company no longer provides for current or deferred income taxes as the Company will be treated as a disregarded entity for income tax purposes. The Company remains a taxable entity under certain state jurisdictions which are not material to the Company's financial statements.

## 5. Related Party Transactions

The Company has transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has entered a Corporate Services Agreement among Parent and the RIA, under which Parent provides Shared Services and Home Office Services to the Company and RIA. The Company reimburses Parent for such services on a regular basis. On December 31, 2021, $115,404 is included in the payable to affiliates.

The Company also has an Expense Sharing Agreement with the RIA, under which the Company and RIA agree to share certain assets and services benefiting both parties, allocate associated expenses in a fair and reasonable manner and reimburse each other on a regular basis. As of December 31, 2021, $422,920 is included in the payable to affiliates.

The Company has entered a Corporate Services Agreement with Kestra Financial, Inc under which KFI provides Corporate Services to the Company. The Company reimburses KFI for such services on a regular basis. On December 31, 2021, $65,704 is included in the receivable from affiliates.

## 6. Property and Equipment

The following is a summary of property and equipment for the year ended December 31, 2021:

| | |
|---|---|
| Software | $ 3,091,782 |
| Leasehold improvements | 2,512,174 |
| Computer equipment | 458,813 |
| Total property and equipment | $ 6,062,769 |
| Less accumulated depreciation | (2,750,172) |
| Total property and equipment, net | $ 3,312,597 |

## 7. Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and equipment with remaining lease terms of 2 years to 9 years, some of which include options to extend the lease for up to 5 years or terminate the lease. Only those renewal and termination options which the Company is reasonably certain of exercising are included in the calculation of the lease liability.

As of December 31, 2021, the Company's net operating lease assets and operating lease liabilities were $2,593,261 and $4,707,033 respectively and are shown on the Statement of Financial Condition. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. An estimated incremental borrowing rate of 6.76% was used to calculate the lease liability balances for the Company's operating leases based on KFI's borrowing rate. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or restrictive covenants.

## 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company's net capital of $9,472,533 was $8,885,356 in excess of its required minimum net capital of $587,177. The Company's ratio of aggregate indebtedness to net capital was 92.98 to 1 as of December 31, 2021.

As an NFA member and introducing broker-dealer, the Company is subject to a minimum net capital requirement of $45,000 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17. However, as the Company's minimum net capital requirement pursuant to the SEC is $587,177, the Company's minimum net capital requirement is the greater of NFA or SEC requirements.

## 9. Credit Risk

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2021, all cash and cash equivalents are held at two institutions, which were $10,839,776 in excess of the FDIC limit.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company did not have material liabilities associated with this risk.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

## 10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The Company has errors and omissions and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

## 11. Subsequent Events

The Company has performed an evaluation of subsequent events from January 1, 2022, through February 24, 2022, the date of issuance of the statement of financial condition. There have been no other subsequent events that would require recognition or disclosure in the financial statement.